# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hinge Health, Inc., CIK 0001673743
CUSIP: 433313103
Title of class of securities: Class A Common Stock, par value $0.00001
Address of issuer's principal executive offices: 455 MARKET STREET, SUITE 700, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001135730

## Reporting persons
- Coatue Management, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,960,200; sole dispositive power 0; shared dispositive power 2,960,200; aggregate amount beneficially owned 2,960,200 (9.9% of the class)
- Philippe Laffont: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,960,200; sole dispositive power 0; shared dispositive power 2,960,200; aggregate amount beneficially owned 2,960,200 (9.9% of the class)
- Coatue Growth Fund IV LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,401,696; sole dispositive power 0; shared dispositive power 2,401,696; aggregate amount beneficially owned 2,401,696 (8.1% of the class)
- Coatue US 70 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,300,512; sole dispositive power 0; shared dispositive power 2,300,512; aggregate amount beneficially owned 2,300,512 (7.9% of the class)

## Item 1. Issuer
Name of issuer: Hinge Health, Inc.
Address of issuer's principal executive offices: 455 MARKET STREET, SUITE 700, SAN FRANCISCO, CA, 94105

## Item 2. Person Filing
Name of person filing:
Coatue Management, L.L.C.
Philippe Laffont
Coatue Growth Fund IV LP
Coatue US 70 LLC
Address of principal business office or, if none, residence:
Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019

Philippe Laffont
c/o Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019

Coatue Growth Fund IV LP
c/o Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019

Coatue US 70 LLC
c/o Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019
Citizenship:
Coatue Management, L.L.C. - Delaware
Philippe Laffont - United States of America
Coatue Growth Fund IV LP - Delaware
Coatue US 70 LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Coatue Management, L.L.C. - 2,960,200
Philippe Laffont - 2,960,200
Coatue Growth Fund IV LP - 2,401,696
Coatue US 70 LLC - 2,300,512

The number of shares of Class A Common Stock reported herein reflects the number of shares of Common Stock directly held and issuable upon conversion of Class B Common Stock.
Percent of class:
Coatue Management, L.L.C. - 9.9%
Philippe Laffont - 9.9%
Coatue Growth Fund IV LP - 8.1%
Coatue US 70 LLC - 7.9%
Sole power to vote or to direct the vote:
Coatue Management, L.L.C. - 0
Philippe Laffont - 0
Coatue Growth Fund IV LP - 0
Coatue US 70 LLC - 0
Shared power to vote or to direct the vote:
Coatue Management, L.L.C. - 2,960,200
Philippe Laffont - 2,960,200
Coatue Growth Fund IV LP - 2,401,696
Coatue US 70 LLC - 2,300,512
Sole power to dispose or to direct the disposition:
Coatue Management, L.L.C. - 0
Philippe Laffont - 0
Coatue Growth Fund IV LP - 0
Coatue US 70 LLC - 0
Shared power to dispose or to direct the disposition:
Coatue Management, L.L.C. - 2,960,200
Philippe Laffont - 2,960,200
Coatue Growth Fund IV LP - 2,401,696
Coatue US 70 LLC - 2,300,512

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All securities reported in this Schedule 13G are owned by advisory clients of Coatue Management, L.L.C. None of the advisory clients, other than Coatue Growth Fund IV LP and Coatue US 70 LLC, individually owns more than 5% of the outstanding shares of Class A Common Stock, par value $0.00001 per share, of the issuer. Coatue US 70 LLC is owned by advisory clients of Coatue Management, L.L.C., which individually hold less than 5% of the outstanding shares of Class A Common Stock of the issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Coatue Management, L.L.C.: /s/ Philippe Laffont, Philippe Laffont/Authorized Signatory (08/14/2025)
- Philippe Laffont: /s/ Philippe Laffont, Philippe Laffont (08/14/2025)
- Coatue Growth Fund IV LP: By: Coatue Growth Fund IV GP LLC, it general partner, By: /s/ Philippe Laffont, Philippe Laffont/Authorized Signatory (08/14/2025)
- Coatue US 70 LLC: By: Coatue Management, L.L.C., its investment manager, By: /s/ Philippe Laffont, Philippe Laffont/Authorized Signatory (08/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.